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April 24, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global Corporation Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed April 12, 2013
File No. 333-187100

Dear Mr. Spirgel:

On behalf of our client Liberty Global Corporation Limited (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated April 22, 2013 (the “Comment Letter”) to the Company regarding the Company’s above-referenced Amendment No. 1 (“Amendment No. 1”) to the registration statement (File No. 333-187100) on Form S-4 (the “Form S-4”) in connection with the proposed transactions involving the Company, Liberty Global, Inc., certain of Liberty Global’s subsidiaries and Virgin Media Inc.

On behalf of the Company, we submit this letter in response to the Staff’s comments in the Comment Letter. To facilitate your review, we have repeated each of your comments in bold followed immediately by the response of the Company to that particular comment. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to the Form S-4, which was transmitted to the SEC today and filed via the EDGAR system. We are also providing you supplementally five courtesy copies of Amendment No. 2 marked to show changes to Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

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PALO ALTO   |   PARIS   |   ROME   |   SAN FRANCISCO   |   SÃO PAULO   |   SHANGHAI   |   SINGAPORE   |   TOKYO   |   TORONTO   |   WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

RESPONSES TO STAFF COMMENTS

Prospectus cover page

1.	Please expand your disclosure about the combined companies’ increased debt to also disclose the total carrying value of the indebtedness of the combined companies assuming the financing transactions related to the mergers had occurred on December 31, 2012. We note your risk factor disclosure on page 54.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on the prospectus cover page of Amendment No. 2.

Exhibit 5.1

2.	We note Section 7.1 of the legal opinion provided by Shearman & Sterling LLP, states the opinion is given for the “sole benefit of the addressee in connection with the Mergers” and “is not to be relied upon by any other person or for any other purpose…without our prior written consent.” Please note that shareholders receiving securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19. Please revise the language of the opinion to remove any limitations on reliance and file an updated opinion with an amendment to the Form S-4.

RESPONSE:

In response to the Staff’s comment, the language in the opinion has been revised and we have re-filed a form of the opinion so that the Staff can review the applicable changes. We will file the final, executed opinion (in the form attached to this Amendment No. 2) upon subsequent amendment.

Exhibit 8.1

3.	We note the form of tax opinion provided by Shearman & Sterling LLP fails to identify the specific tax issue on which the opinion is based. Please note that counsel must opine on the tax consequences of the transactions, not the manner in which they are described in the prospectus. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please appropriately revise the description of Shearman & Sterling’s opinion contained in the first paragraph on page 169 and in the short-form opinion filed as Exhibit 8.1 and file an updated opinion with an amendment to the Form S-4.

RESPONSE:

In response to the Staff’s comment, the description of Shearman & Sterling’s opinion on page 169 of Amendment No. 2 and in the short-form opinion filed as Exhibit 8.1 have been revised.

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We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-8073.

Very truly yours,

/s/ Eliza W. Swann
Eliza W. Swann, Esq.

cc:	Reid Hooper – Securities and Exchange Commission
Kathleen Krebs – Securities and Exchange Commission
Bryan H. Hall – Liberty Global Corporation Limited
George Casey – Shearman & Sterling LLP
Jeremy Kutner – Shearman & Sterling (London) LLP
John E. Sorkin – Fried, Frank, Harris, Shriver & Jacobson LLP
Robert P. Mollen – Fried, Frank, Harris, Shriver & Jacobson (London) LLP

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